

08004128

MICRO FOCUS

RECEIVED

2008 AUG 11 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 31, 2008

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

SUPPL

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Form 88(2) dated June 26, 2008 – "Return of Allotment of Shares"
2. Form 88(2) dated July 2, 2008 – "Return of Allotment of Shares"
3. Block Listing Six Monthly Return dated July 11, 2008

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,



Courtney L. Wood
Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com



PROCESSED
AUG 12 2008
THOMSON REUTERS



Companies House
for the record

RECEIVED
2008 AUG 11 A 8:--
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	06	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	22500	14415	
Nominal value of each share	10 PENCE	10 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	0.00906	0.05522	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	36915
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed  Date 14/07/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6285		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05522		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address: Mariner House, Pepys Street,	ORDINARY	6285
London		
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed  Date 14/07/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 11 July 2008

AVS No:

Name of *applicant*:	Micro Focus International plc
Name of scheme:	Micro Focus International plc Group Employee Share Plans
Period of return:	From: 11 January 2008 To: 11 July 2008
Balance under scheme from previous return:	2,164,120 ordinary shares of 10 pence each
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of *securities* issued/allotted under scheme during period:	112,175 Ordinary Shares of 10pence
Balance under scheme not yet issued/allotted at end of period	2,051,945 Ordinary Shares
Number and *class* of *securities* originally listed and the date of admission	4,000,000 ordinary shares of 10 pence each, 11 July 2005
Total number of *securities* in issue at the end of the period	200,478,281 Ordinary Shares
Name of contact:	Jane Smithard
Address of contact:	The Lawn 22- 30 Old Bath Road Newbury Berkshire RG14 1QN
Telephone number of contact:	01635 565492

SIGNED BY  JANE SMITHARD

Company Secretary, for and on behalf of
MICRO FOCUS INTERNATIONAL PLC

END